Epilog Imaging Systems Inc.



A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THIS OFFERING AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THIS OFFERING IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. PROSPECTVE INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME. THE SECURITIES MAY HAVE FURTHER TRANSFER RESTRICTIONS NOT PROVIDED FOR BY FEDERAL, STATE OR FOREIGN LAW.

NO ONE SHOULD CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE ISSUER, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

INVESTORS OUTSIDE OF THE UNITED STATES, TAKE NOTICE IT IS EACH INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY

OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than OpenDeal Portal LLC dba Republic (the **"Intermediary"**) has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities (as defined below) in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Issuer will afford prospective Investors (defined below) an opportunity to ask questions of, and receive answers from, the Issuer and its management concerning the terms and conditions of this Offering and the Issuer. Potential purchasers of the Securities are referred to herein as **"Investors"** or **"you"**. The Issuer is referred to herein as the "Issuer" or "we".

In making an investment decision, you must rely on your own examination of the Issuer and the terms of the Offering, including the merits and risks involved. The statements of the Issuer contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Issuer does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

THE OFFERING AND THE SECURITIES

The Offering

The Issuer is offering a minimum amount of $49,997.61 (the "**Target Offering Amount**") and up to a maximum amount of $4,527,516.07 (the "**Maximum Offering Amount**") of Common Stock (the "**Securities**") on a best efforts basis as described in this Form C (this "**Offering**"). The Minimum Individual Purchase Amount is $348.09 and the Maximum Individual Purchase Amount is $452,751.61. The Issuer reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Issuer may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice. The Issuer must raise an amount equal to or greater than the Target Offering Amount by April 30, 2024 (the "**Offering Deadline**"). Unless the Issuer receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be canceled and all committed funds will be returned.

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Issuer's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the purchase process hosted by the **Intermediary** (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Issuer are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline or an intermediate close, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds. If the Investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the Issuer and the Investor will receive their Securities.**

The Issuer will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Issuer reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Issuer continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Deal Page

A description of our products, services and business plan can be found on the Issuer's profile page on the Intermediary's website under https://republic.com/epilog (the "**Deal Page**"). The Deal Page can be used by prospective Investors to ask the Issuer questions and for the Issuer to post immaterial updates to this Form C as well as make general announcements. You should view the Deal Page at the time you consider making an investment commitment. Updates on the status of this Offering can also be found on the Deal Page.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Issuer will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be canceled and the committed funds will be returned without interest or deductions.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Issuer designates pursuant to Rule 304(b) of Regulation CF, the Issuer may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Issuer conducts an initial closing (the "**Initial Closing**"), the Issuer agrees to only withdraw seventy percent (70%) of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Issuer may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the Target Offering Amount as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Issuer upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Issuer has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Issuer until they are accepted by the Issuer, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Issuer rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

The Securities

We request that you please review this Form C and the Instrument attached as Exhibit B, in conjunction with the following summary information.

Dividends and/or Distributions

The Securities do not entitle Investors to any dividends.

Dissolution

If there is a **Dissolution Event** (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Issuer will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Issuer's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Issuer at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Issuer, (ii) a general assignment for the benefit of the Issuer's creditors or (iii) any other liquidation, dissolution or winding up of the Issuer (excluding a Liquidity Event), whether voluntary or involuntary.

Voting and Control

The Issuer does not have any voting agreements in place.

The Issuer does not have any shareholder or equity holder agreements in place.

The rights and restrictions of the Securities remain subject to the Issuer's Bylaws and charter.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that Investors may eventually have in the Issuer.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Issuer; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Issuer with an opinion of counsel reasonably satisfactory to the Issuer stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Issuer's competitors, as determined by the Issuer in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Investment Incentives & Bonuses*

Investors in this Offering are eligible to earn bonus shares of Common Stock based on the following criteria:

Amount-Based Perks

Invest $2,500+ and receive 10% bonus shares
Invest $5,000+ and receive 15% bonus shares
Invest $10,000+ and receive 20% bonus shares

Loyalty Bonus

Existing shareholders of the Issuer will receive 10% bonus shares if they invest in this Offering.

*In order to receive perks from an investment, one must submit a single investment in the same Offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirements. All perks occur when the Offering is completed.

Other Material Terms

- The Issuer does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.

COMMISSION AND FEES

Cash Commission

At the conclusion of the Offering, the Issuer shall pay the Intermediary the greater of (A) a fee of five percent (5%) of the dollar amount raised in the Offering and (B) a cash fee of twelve thousand dollars ($12,000).

Other Compensation

The Intermediary will also receive compensation in the form of the Securities equal to one percent (1%) of the total number of the Securities sold in the Offering. The total number of Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of one percent (1%) of the Securities issued in this Offering.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Issuer is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Issuer's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

Epilog was incorporated under the laws of the State of Delaware on June 28, 2010, but did not begin operations until July 2015. The Issuer has not yet generated sustained profits. The likelihood of its creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the growth of a business, operation in a competitive industry, and the continued development of its technology and products. The Issuer anticipates that its operating expenses will increase for the near future, and there is no assurance that it will be profitable in the near future. The Issuer will only be able to pay dividends on any shares once its directors determine that it is financially able to do so. Epilog Imaging Systems, Inc has incurred a net loss and has had limited revenues generated since inception. There is no assurance that the Issuer will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. You should consider the business, operations and prospects in light of the risks, expenses and challenges faced as an emerging growth company.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

The amount of capital the Issuer is attempting to raise in this Offering may not be enough to sustain the Issuer's current business plan.

In order to achieve the Issuer's near and long-term goals, the Issuer may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Issuer will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our

continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Issuer and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Issuer relies on certain intellectual property rights to operate its business. The Issuer's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our

intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Issuer's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Issuer. The loss of our board of directors, executive officers and key employees could harm the Issuer's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Issuer does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Issuer has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Issuer will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Issuer and our operations. We have no way to guarantee key personnel will stay with the Issuer, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of Individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Issuer is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Issuer may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) issuer, the Issuer is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Issuer's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Issuer of such compliance could be substantial and could have a material adverse effect on the Issuer's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

We face strong competition for our products and services from a growing list of established and new competitors.

We face competition from existing and future automobile manufacturers and robotics developers. A significant and growing number of established and new automobile manufacturers, as well as other companies, have entered, or are reported to have plans to enter, the market for electric and other alternative fuel vehicles, including hybrid, plug-in hybrid and fully electric vehicles, as well as the market for self-driving technology and other vehicle applications and software platforms. Many of our competitors have significantly greater or better-established resources than we do to devote to the design, development, manufacturing, distribution, promotion, sale and support of their products.

Increased competition could result in our lower sales, price reductions, revenue shortfalls, loss of customers and loss of market share, which may harm our business, financial condition and operating results.

We also face competition in our energy generation and storage business from other manufacturers, developers, installers and service providers of competing energy technologies, as well as from large utilities. Decreases in the retail or wholesale prices of electricity from utilities or other renewable energy sources could make our products less attractive to customers and lead to an increased rate of customer defaults.

Our business may suffer if our products or features contain defects, fail to perform as expected or take longer than expected to become fully functional.

If our products contain design or manufacturing defects that cause them not to perform as expected or that require repair, or certain features of our vehicles such as new autopilot features take longer than expected to become enabled, are legally restricted or become subject to onerous regulation, our ability to develop, market and sell our products and services may be harmed, and we may experience delivery delays, product recalls, product liability, breach of warranty and consumer protection claims and significant warranty and other expenses. For example, we are developing self-driving and driver assist technologies to rely on computer-vision technology. There is no guarantee that any incremental changes in the specific equipment we deploy will not result in initial functional disparities from prior iterations or will perform as expected in the timeframe we anticipate, or at all.

Our products are also highly dependent on software, which is inherently complex and may contain latent defects or errors or be subject to external attacks. Although we attempt to remedy any issues we observe in our products as effectively and rapidly as possible, such efforts may not be timely, may hamper production or may not completely satisfy our customers. There can be no assurance that we will be able to detect and fix any defects in our products prior to their sale to or installation for customers.

We may be required to defend or insure against product liability claims.

We face the risk of such claims in the event our self-driving cars do not perform or are claimed to not have performed as expected. We expect to face, claims and regulatory scrutiny arising from or related to misuse or claimed failures of such new technologies that we are pioneering. Any product liability claim may subject us to lawsuits and substantial monetary damages, product recalls or redesign efforts, and even a meritless claim may require us to defend it, all of which may generate negative publicity and be expensive and time-consuming. In most jurisdictions, we generally self-insure against the risk of product liability claims for vehicle exposure, meaning that any product liability claims will likely have to be paid from Issuer funds and not by insurance.

We operate in evolving markets, which make it difficult to evaluate our business and prospects. If markets for our products, including autonomous driving, robotics, and other commercial applications, develop more slowly than we expect, or long-term end-customer adoption rates and demand are slower than we expect, our operating results and growth prospects could be harmed.

It is difficult to evaluate the prospects and growth of our business. The growth and profitability of the markets in which we participate and the level of demand and market acceptance for our technology are subject to a high degree of uncertainty. If consumers do not perceive meaningful benefits of our technology, then markets may develop more slowly than we expect, which could adversely impact our operating results and our ability to grow our business.

We will need to maintain public credibility and confidence in our long-term business prospects in order to succeed.

In order to maintain and grow our business, we must maintain credibility and confidence among customers, suppliers, analysts, investors, ratings agencies and other parties in our long-term financial viability and business prospects. Maintaining such confidence may be challenging due to our limited operating history relative to established competitors; customer unfamiliarity with our products; any delays we may experience in scaling manufacturing, delivery and service operations to meet demand; competition and uncertainty regarding the future of our technology and self-driving technology or our other products and services. Any negative perceptions, whether caused by us or not, may harm our business and make it more difficult to raise additional funds if needed.

Our future growth and success are dependent upon consumers' demand for self-driving technology and vehicles.

If the market for self-driving vehicles in general does not develop as we expect, develops more slowly than we expect, or if demand for our vehicles decreases in our markets or our vehicles compete with each other, our business, prospects, financial condition and operating results may be harmed.

We are still at an earlier stage of development and have limited resources and production relative to established competitors. The market for our products could be negatively affected by numerous factors, such as:
- perceptions about self-driving vehicle features, quality, safety, performance and cost;
- competition;
- government regulations and economic incentives; and
- concerns about our future viability.

Finally, the target demographics for our products are highly competitive. Sales of self-driving technology in vehicles in the automotive industry tend to be cyclical in many markets, which may expose us to further volatility.

We are reliant on one main type of service.

All of our current services are variants on one type of service, providing products related to artificial intelligence (AI) vision systems. Our revenues are therefore dependent upon the market for customers and corporations interested in AI vision systems and related technology.

Some of our products are still in prototype phase and might never be operational products.

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Issuer's making a determination that the business model, or some other factor, will not be in the best interest of the Issuer and its stockholders.

Developing new products and technologies entails significant risks and uncertainties.

We are continuing research and development and only manufactured a prototype for our Closeview (formerly Ultimax) and pre-production version of Wellcome. Delays or cost overruns in the development of our and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Our new product could fail to achieve the sales projections we expected.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time.

Our ability to sell product is dependent on the outside government regulation such as the National Highway Traffic Safety Administration (NHTSA), Federal Trade Commission (FTC), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Issuer. At such point, the Issuer may no longer want to sell product and therefore your investment in the Issuer may be affected.

Risks Related to Liability to Autonomous Vehicles

Self-driving and driver assistance systems, such as Tesla's Autopilot, require that the driver remains engaged, attentive, and ready to take control of the vehicle at all times. The system's capabilities may vary based on road conditions, weather conditions, the vehicle's surroundings, applicable traffic laws, and the state of the AI software. The driver is ultimately responsible and must consent to monitoring the system and ensuring the safe, legal operation of the vehicle at all times. However, accidents can and do happen, and the role of human drivers while in autonomous mode may lead to confusion regarding responsibility when a human fails to take control in emergency situations. Determining

liability can be complex and costly, as it may involve vehicle manufacturers, hardware suppliers, software developers, and the vehicle owner. Regulations and laws concerning liability for autonomous vehicles vary by jurisdiction, adding complexity and cost to the resolution of potential liability concerns.

Risks Related to Data Privacy and Autonomous Vehicles

Autonomous vehicles collect vast amounts of personal data, such as location and driving habits, raising concerns about how this data is used and protected. Although the Issuer takes every necessary step to ensure users' data privacy, collecting and using data from the vehicle can give rise to privacy and security issues, potentially exposing the Issuer to liability for data breaches or misuse. Clarifying data ownership and how users provide consent for its collection is a complex and potentially costly matter.

Risks Related to the Offering

State and federal securities laws are complex, and the Issuer could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Issuer has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Issuer may have violated state or federal securities laws, any such violation could result in the Issuer being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Issuer would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Issuer will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Issuer violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Issuer which, among other things, could result in the Issuer having to pay substantial fines and be prohibited from selling securities in the future.

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Issuer's management may have broad discretion in how the Issuer uses the net proceeds of the Offering.

Unless the Issuer has agreed to a specific use of the proceeds from the Offering, the Issuer's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Intermediary Fees paid by the Issuer are subject to change depending on the success of the Offering.

At the conclusion of the Offering, the Issuer shall pay the Intermediary a fee of five percent (5%) of the dollar amount raised in the Offering. The compensation paid by the Issuer to the Intermediary may impact how the Issuer uses the net proceeds of the Offering.

The Issuer has the right to limit individual Investor commitment amounts based on the Issuer's determination of an Investor's sophistication.

The Issuer may prevent any Investor from committing more than a certain amount in this Offering based on the Issuer's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Issuer's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Issuer's determination.

The Issuer has the right to extend the Offering Deadline.

The Issuer may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Issuer attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Issuer extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Issuer receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Issuer receives the Target Offering Amount, at which time it will be released to the Issuer to be used as set forth herein. Upon or shortly after the release of such funds to the Issuer, the Securities will be issued and distributed to you.

The Issuer may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Issuer can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Issuer may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Issuer has the right to conduct multiple closings during the Offering.

If the Issuer meets certain terms and conditions, an intermediate close (also known as a rolling close) of the Offering can occur, which will allow the Issuer to draw down on seventy percent (70%) of Investor proceeds committed and captured in the Offering during the relevant period. The Issuer may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial issuance date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. The Securities sold under this Offering will not be freely tradable until one year from the initial issuance date. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Issuer. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Your ownership of the Securities will be subject to dilution.

If we conduct subsequent offerings of securities, issue shares pursuant to a compensation or distribution reinvestment plan or otherwise issues additional shares, investors who purchase securities in this offering who do not participate in those other stock issuances will experience dilution in their percentage ownership of the Issuer's outstanding shares.

Furthermore, shareholders may experience a dilution in the value of their underlying shares depending on the terms and pricing of any future share issuances (including the underlying shares being sold in this offering) and the value of our assets at the time of issuance.

The Securities will be equity interests in our company and will not constitute indebtedness.

The Securities will rank junior to all existing and future indebtedness and other non-equity claims on our company with respect to assets available to satisfy claims on the Issuer, including in a liquidation of our company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by us and depend on, among other matters, our historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors our board of directors deems relevant at the time. In addition, there is no limit on the amount of debt or other obligations we may incur in the future. Accordingly, we may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities, which are the most junior securities of our company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Issuer or to receive financial or other information from the Issuer, other than as required by law. Other security holders of the Issuer may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Issuer can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Issuer such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

There can be no assurance that we will ever provide liquidity to investors through either a sale of our company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of our company will take place, or that any merger, combination, or sale would provide liquidity for investors. Furthermore, we may be unable to register the Securities for resale by investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, investors could be unable to sell their securities unless an exemption from registration is available.

The offering price in this offering may not represent the value of our Securities.

The price of the Securities being sold in this offering has been determined based on a number of factors and does not necessarily bear any relationship to our book value, assets, operating results or any other established criteria of value. Prices for our securities may not be indicative of the fair market value of our securities now or in the future.

There is no present market for the Securities and we have arbitrarily set the price.

The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO

HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

Epilog Imaging Systems Inc. develops advanced robotics and computer vision technology to help humans with repetitive tasks. Specifically, the Issuer develops artificial intelligence ("AI") vision products related to automobiles, self-driving, and the transportation industry. Epilog was originally founded as Biotronix Corporation in 2010 as a Delaware holding company. It changed its name to Epilog Imaging Systems, Inc. on July 27, 2015, at which point it began operations.

The Issuer is incorporated in Delaware and sells products and services through the internet throughout the United States and internationally. The Issuer operates its business primarily in California where it is registered and qualified to conduct business.

Business Plan

The Issuer is currently directing its available resources towards the launch of its self-driving product, SideCar. We currently anticipate to have procured key components for and are finalizing the production of 1,000 units of SideCar for a 2024 product release. This production run comprises 3,000 electro-optical modules, with approximately 2,000 sub-modules already delivered. We currently anticipate delivering the first full production batch in the first half of 2024, pending further safety and qualification testing. The initial 100 units of SideCar are planned to be assembled in-house, while we are also considering several other options for mass production. Currently, we are offering SideCar at an introductory price of $999.

The Issuer is continuing to accept SideCar reservations, with the first batch of SideCars expected to be sold and delivered to customers in 2024. It's important to note that SideCar is an extremely complex product to develop, with similar systems like the Tesla Autopilot Driver Assistance System taking over eight years to develop.

The Issuer is actively advancing the development of its queue management products, Wellcome and Closeview, which are currently anticipated for release to the market in the 2024-2025 timeframe. For this purpose, Epilog has established a wholly-owned subsidiary, Aperis. We are currently anticipating to license these products to third parties for production and marketing unless we acquire the necessary resources to undertake these activities directly.

Wellcome is Epilog's patent-pending remote health measurement device. Epilog initiated pre-production and test marketing of Wellcome for use in restaurants, hotels, medical offices, and other small to medium-sized businesses during the height of the Covid pandemic. Covid is now consider an endemic as of mid 2023. We are enduring continuing supply and manpower shortages, and the need for further development (including heart rate, respiration, and oxygenation measurements) has impacted the release of Wellcome to market.

We are continuing the development of the patented Luma concept into the "CloseView" queue management device as swiftly as possible, pending the availability of development and engineering resources. We will be pursuing new US and international patents for SideCar, Wellcome and Closeview. For the latest information on Closeview and Wellcome, please visit the Aperis website at www.aperis.ai.

The Issuer has not yet focused on or generated significant revenues from sales but expects to do so in 2024. Establishing a full-fledged sales, marketing, and support organization will be contingent upon pending product releases, market alignment, and the availability of additional dedicated resources.

The Issuer's Products and/or Services

Product / Service	Description	Current Market
SideCar	AI Self-driving driver assistant for existing cars.	Most late model vehicles that support adaptive cruise control
Wellcome	AI Remote health assessment device	Prescreening patients in medical offices

Closeview	AI multispectral 8k+ remote monitoring	Parking lots

Customer Base

Customers and corporations interested in AI vision systems and related technology.

US Patents and trademarks

Title of Invention	Application No./Patent No.	Status
Super Resolution Binary Imaging And Tracking System*	10,348,963	**Granted**
Super Resolution Binary Imaging And Tracking System*	9,137,433	**Granted**
Compound Dome Camera Assembly*	9,485,395	**Granted**
Compound Dome Camera Assembly*	10,148,916	**Granted**
Panoramic Imaging Display System With Canonical Magnifier**	7,274,381	**Granted**
High Density Storage System**	7,573,715	**Granted**
Panoramic Imaging Display System With Canonical Magnifier	6,833,843	**Granted**
Super Resolution Imaging And Tracking System*	10,404,910	**Granted**
Method And Apparatus For Obtaining Enhanced Resolution Images*	10,924,668	**Granted**
Quantum Definition	87322329	**Registered**
Epliog Imaging Systems	87322319	**Abandoned**
Sidecar	90333760	**Pending**
Wellcome***	90823491	**Pending**

*Michael Mojaver is the inventor of such patent and the Issuer is the assignee.
** Michael Mojaver is the inventor of such patent and BIOTRONIX Inc is the current assignee.
***Aperis, LLC is the owner of this trademark.

Governmental/Regulatory Approval and Compliance

The Issuer is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Issuer is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers, fees associated with bad actor checks, payment processing fees, and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	24%	$11,999.43	5%	$226,375.80
Inventory	76%	$37,998.18	35%	$1,584,630.63
Sales &Marketing	0%	0	15%	$679,127.41
Research and Development	0%	0	15%	$679,127.41
Company Employment	0%	0	15%	$679,127.41
Operations	0%	0	15%	$679,127.41
Total	**100%**	**$49,997.61**	**100%**	$4,527,516.07

Funding Goal Rational

The issuer requires additional capital to continue product development, build inventory, establish sales and marketing channels, develop product support and other ongoing operations.

The Issuer has discretion to alter the use of proceeds set forth above to adhere to the Issuer's business plan and liquidity requirements. For example, economic conditions may alter the Issuer's general marketing or general working capital requirements.

Set forth below are reasonably specific descriptions of how we intend to use the net proceeds of this Offering for any category of at least ten percent (10%) in the table above, so as to assist you in understanding how the offering proceeds will be used.

Inventory: includes raw materials, work-in-progress items, finished goods, spare parts, software licenses, prototypes, intellectual property, packaging materials, and excess or obsolete inventory.

Sales & Marketing: includes activities such as advertising, digital marketing, sales team salaries and commissions, trade shows, public relations, and marketing materials.

Research and Development: encompass activities such as research personnel salaries, laboratory equipment, prototyping, testing, and experimentation.

Employment: salaries of supporting staff including employees as well as contractors, accounting and legal personnel.

Operations: cost of rent and other general services.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Issuer are listed below along with all positions and offices held at the Issuer and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Issuer	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Michael Mojaver	Co-Founder/CEO/ Secretary/Treasurer, Director	Co-Founder/CEO/ Secretary/Treasurer, Director, June 28, 2010, until Present; Responsible for the efficient administration and ensuring compliance with statutory and regulatory requirements; Determining and implementing policies and making decisions. preparing and filing statutory documents with the company. Calling meetings, including an annual meeting of shareholders.	BS in engineering and physics from University of California San Diego, obtained in 1989
Lance Mojaver	Co-Founder/CTO/Director	Co-Founder/CTO/Director at Epilog, June 1, 2015, until Present; responsibilities include Manage the Issuer's overall technology.	Admitted to University of California, opted independent studies in computer science and AI.
Marc Munford	Business Development	VP Business Development at the Issuer, November 2016, until present – responsibilities include managing business relationships Epilog's Consumer OEM Market Channel Development - 2017, until present ArioBio Inc. – Business Development (January 2020 – Present); responsibilities include building relationships with other companies to drive sales	California State University B.Sc, Engineering Computer science; Systems/Software 1984 - 1987
Kelly Stopher	CFO	CFO of Epilog, November 5, 2021, until Present; responsibilities include managing accounts Managing Member of Palouse Advisory Partners, LLC (January 2018 – Present); responsibilities include performing accounting duties CFO of Star Gold Corp - October 20, 2010, until present; responsibilities include preparing financial statements CFO for United States Antimony Corporation – December 3, 2021 to July 31, 2023	Bachelor's degree from Washington State University in Business Administration – Accounting 1981-1985

Rony Greenberg	Director	Director at the Issuer - September 16, 2020, until present; Responsibilities include Determining and implementing policies and making decisions. preparing and filing statutory documents with the Issuer. Calling meetings, including an annual meeting of shareholders. Sqream – Chief Business Development Officer (March 2021 – Present); responsibilities include building relationships with other companies to drive sales Vice President of business development at EyeSight Technologies - 2011 until present	Graduated from Tel Aviv University in 1990

Michael Mojaver: Co-Founder, CEO, Treasurer and Director

Michael Mojaver is currently Epilog's Chief Executive Officer. He has served in that position for ten years, from June 2010 to the present date. Michael's background is in starting, funding and leading technology companies in the United States and internationally. Michael has studied and worked at UC San Diego, Cornell University from 1989- 1996, Fermilab and CERN (Switzerland). Michael's first venture in 1996 was a microchip design company for vision products. Michael's primary area of interest and continuing research is Neural Networks, AI, AR/VR. Prior to founding Epilog, he was the CEO of GIG from 2008 until 2010. Michael holds a BS in engineering and physics from University of California San Diego, obtained in 1989.

Lance Mojaver: Co-founder, CTO, Director

Lance Mojaver is currently Epilog's Chief Technology Officer. He has served in that position for five years, from January 2015 to the present date. Lance is the principal architect and developer for device, client, and server software at Epilog. He has more than six years of experience in real-time video software, creating video cameras from initial hardware design to user-facing product. Lance is passionate about creating cutting-edge vision solutions for robotic and consumer use cases.

Marc Munford: Business Development

Marc Munford is Epilog's Consumer OEM Market Channel Development. He has served in that position since 2017. Marc comes to Epilog from an extensive career in Silicon Valley startups. Previously, Marc was co-founder of NetDrive — the first Internet personal storage service (before it was called Cloud) from 1999 to 2000. Marc has built and run sales and business development for early-stage companies such as Visto/Good Technology from 2000 to 2004, Funambol from 2005 to 2012, Germain Software from 2013 to 2014, Treasure Data from 2015 to 2017, and Wollongong/Attachmate from 1995 to 1996. Marc learned to evangelize breakthrough technology when he was a software engineer early in his career working for Steve Jobs at NeXT. Marc's younger days in football also brings Epilog connections to major sports franchise leagues.

Kelly J. Stopher, CFO

Mr. Stopher has 30 years of experience in accounting and finance. Mr. Stopher is the Managing Partner of Palouse Advisory Partners, LLC, providing Chief Financial Officer ("CFO") services to clients. Mr. Stopher has developed strategies to implement financial management systems, internal control policies and procedures, financial reporting and modeling for numerous small-cap companies. Mr. Stopher was appointed Chief Financial Officer of Star Gold Corp., a US-based company quoted via the OTC Markets, on October 20, 2010, and still holds such position. Mr. Stopher is currently also CFO for United States Antimony Corporation. Mr. Stopher was previously the CFO of Zenlabs Holdings, Inc. and United States Antimony Corporation. Mr. Stopher holds a Bachelor's degree from Washington State University in Business Administration – Accounting. He started his career in public accounting with

Langlow Tolles & Company, PS, a regional CPA firm based in Tacoma, WA and has worked in various accounting and finance positions of leadership
including startups, reorganizations and mature companies. Mr. Stopher is also a Certified Financial Modeling Valuation Analyst.

Rony Greenberg, Director

Rony Greenberg is currently a member of the board of directors of Epilog. He was appointed in September 2020. From 2011 until present, Rony has been the Vice President of business development at eyeSight Technologies. In addition, Rony was formerly the director of Intel Capital from 2000 to 2001. Rony is a business leader with a consistent track record of delivering dramatically increased revenues, gross margin and profits. He is also experienced at efficiently orchestrating and navigating complex organizations with cross functional teams located worldwide. Rony graduated from Tel Aviv University in 1990.

Indemnification

Indemnification is authorized by the Issuer to directors, managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Issuer's authorized capital stock consists of 25,000,000 shares of common stock of which 16,493,985 are issued and outstanding, par value $0.0001 per share (the "**Common Stock**") and 5,000,000 shares of preferred stock of which 0 are issued and outstanding, par value $0.0001 per share (the "**Preferred Stock**").

Outstanding Capital Stock

As of the date of this Form C, the Issuer's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	16,493,985
Par Value Per Share	$0.0001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may decide to issue more capital stock which may dilute the Security.
Percentage ownership of the Issuer by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C, the Issuer has zero additional securities outstanding.

Outstanding Debt

As of the date of this Form C, the Issuer has the following debt outstanding:

Type	Unsecured
Creditor	Michael Mojaver
Amount Outstanding	$227,525
Interest Rate and Amortization Schedule	1.6%
Description of Collateral	Unsecured
Other Material Terms	Interest only
Maturity Date	Various
Date Entered Into	Various

Ownership

The table below lists the beneficial owners (including individuals and entities) of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Michael Mojaver	10,750,000 shares of Common Stock	65.18%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Cash and Cash Equivalents

As of November 30, 2023 the Issuer had an aggregate of $249,517 in cash and cash equivalents, leaving the Issuer with approximately 10 months of runway. Runway is calculated by dividing cash-on-hand by average monthly run rate / net loss (if any).

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy.

Capital Expenditures and Other Obligations

The Issuer does not intend to make any material capital expenditures in the near future.

Valuation

Although the Securities provide certain terms, which may include a valuation cap, the Intermediary has ascribed no pre-Offering valuation to the Issuer; the Securities are priced arbitrarily and the Issuer makes no representations as to the reasonableness of any specified valuation cap.

Trends and Uncertainties

After reviewing the above discussion of the steps the Issuer intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Issuer of any delays in taking these steps and whether the Issuer will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Material Changes and Other Information

None.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$13,250.25	17,667	In lieu of services for Reg A+ campaign video	January 22, 2021	Section 4(a)(2)
Common Stock	$31,255	42,962	Working Capital	February 1, 2021	Reg CF
Common Stock	$2,601,111	1,998,091	Developing products	December 18, 2021	Reg A+
Common Stock	$898,022	545,286	Developing products	December 31, 2022	Reg A+
Common Stock	Fair value of $844	1,125	N/A – issued to the intermediary in connection with the Reg A+ raise	July 5, 2022	Reg A+
Common Stock	Fair value of $54,203	38,588	N/A – issued to the intermediary in connection with the Reg A+ raise	July 5, 2022	Reg A+
Common Stock	$379,014	176,336	Working Capital	June 30, 2023	Reg CF

See the section titled *"Capitalization and Ownership"* for more information regarding the securities issued in our previous offerings of securities.


TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST


From time to time the Issuer may engage in transactions with related persons. Related persons are defined as any director or officer of the Issuer; any person who is the beneficial owner of twenty percent (20%) or more of the Issuer's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Issuer; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Issuer will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Issuer has conducted the following transactions with related persons:

- During the year ended December 31, 2020, a shareholder of the Issuer advanced funds for operations. At December 31, 2020, the amount of advances outstanding is $227,525 and is recorded under 'notes payable

related party' on the balance sheet. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance at December 31, 2021 and 2021 was $98,921 and $96,513, respectively.

- For the year ended December 31, 2022, the Issuer reimbursed an officer of the Issuer for leased space in San Francisco, CA utilized primarily for office space at a rate of $4,500 per month. The officer utilizes a room in the premises for his personal use. The remainder of the premises and garage area are utilized for the Issuer's business. For the year ended December 31, 2022 and 2021, the Issuer paid $54,000 and $33,000, respectively, related to the lease.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Issuer, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Issuer to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any Investor should consult with its own counsel and advisors in evaluating an investment in the Offering and conduct independent due diligence.

The Issuer has certified that all of the following statements are TRUE for the Issuer in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Issuer is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Issuer is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

Ongoing Reporting

Following the first sale of the Securities, the Issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Issuer's fiscal year.

Once posted, the annual report may be found on the Issuer's website at https://www.epilog.com/.

The Issuer must continue to comply with the ongoing reporting requirements until:

(1) the Issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Issuer has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Issuer has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Issuer or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Issuer liquidates or dissolves its business in accordance with applicable state law.

Neither the Issuer nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Issuer is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Issuer's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Issuer will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the Issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form C to be signed on its behalf by the duly authorized undersigned.

Epilog Imaging Systems, Inc.

By:

/s/ Michael Mojaver
(Signature)

Michael Mojaver
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Michael Mojaver
(Signature)

Michael Mojaver
(Name)

Director
(Title)

January 4, 2024
(Date)

/s/ Rony Greenberg
(Signature)

Rony Greenberg
(Name)

Director
(Title)

January 4, 2024
(Date)

/s/ Lance Mojaver
(Signature)

Lance Mojaver
(Name)

Director

_____

(Title)

January 4, 2024

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal

EXHIBIT A

Financial Statements

EPILOG IMAGING SYSTEMS, INC.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the Years ended December 31, 2022 and 2021



Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Epilog Imaging Systems, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Epilog Imaging Systems, Inc. ("the Company") as of December 31, 2022 and 2021, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows, for each of the two years in the period ended December 31, 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has an accumulated deficit and net losses. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to those charged with governance and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements,

taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Patents

Description of the Critical Audit Matter

As discussed in Note 3 to the financial statements, patents are recorded at cost and amortized over useful life. Auditing management's determination of useful life of patents and impairment of patents was complex and highly judgmental due to the significant estimation required.

How the Critical Audit Matter Was Addressed in the Audit

To test the estimated useful life of patents, we performed audit procedures that included, among other things, assessing methodologies, testing the significant assumptions related to impairment of patents and testing useful lives for appropriateness. We tested the existence of the patents, utilized our own estimates, and compared our expected results to management's estimates.

Fruci & Associates II, PLLC

We have served as the Company's auditor since 2019.

Spokane, Washington
April 28, 2023

EPILOG IMAGING SYSTMS, INC.
CONSOLIDATED BALANCE SHEETS
December 31, 2022 and 2021

		2022		2021
ASSETS				
CURRENT ASSETS				
Cash and cash equivalents	$	820,311	$	1,256,284
Prepaid expenses and deposits		128,697		-
Other receivable		20,000		-
TOTAL CURRENT ASSETS		969,008		1,256,284
FURNITURE AND EQUIPMENT, NET		122,000		63,548
SECURITY DEPOSIT		2,170		2,170
INTANGIBLE ASSETS, NET		297,173		290,118
RIGHT OF USE ASSET		31,662		-
TOTAL ASSETS	$	1,422,013	$	1,612,120
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Accounts payable	$	103,787	$	91,575
Accrued liabilities		35,318		28,337
Accrued interest, related party		101,196		98,921
Advances, related party		15,451		15,451
Notes payable, related party		227,525		227,525
Lease liability obligation		32,142		-
TOTAL CURRENT LIABLITIES		515,419		456,809
TOTAL LIABILITIES		515,419		456,809
COMMITMENTS AND CONTINGENCIES		-		-
STOCKHOLDERS' EQUITY				
Preferred Stock, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding		-		-
Common Stock, $0.0001 par value; 25,000,000 shares authorized; 16,317,649 and 15,743,746 shares issued and outstanding		1,649		1,574
Additional paid-in capital		4,046,910		3,380,852
Subscriptions receivable		(411)		(100,000)
Accumulated deficit		(3,141,554)		(2,132,115)
TOTAL STOCKHOLDERS' EQUITY		906,594		1,150,311
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,422,013	$	1,607,120

See independent auditors' report and accompanying notes to the financial statements.

EPILOG IMAGING SYSTMS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2022 and 2021

	2022	2021
REVENUE	$ -	$ -
OPERATING EXPENSES		
Advertising and promotion	47,467	344,234
Auto and travel	28,895	21,211
General and administrative expense	31,648	67,606
Insurance	12,074	9,820
Payroll expense	568,531	270,015
Professional fees	68,542	95,666
Occupancy and facility	99,009	83,357
Research and development	97,544	102,470
Depreciation and amortization	53,705	62,463
TOTAL OPERATING EXPENSES	1,007,415	1,056,842
NET LOSS FROM OPERATIONS	(1,007,415)	(1,056,842)
OTHER INCOME (EXPENSE)		
Interest expense	(2,024)	(5,484)
TOTAL OTHER INCOME (EXPENSE)	(2,024)	(5,484)
NET LOSS BEFORE INCOME TAX	(1,009,439)	(1,062,326)
Provision (benefit) for income tax	-	-
NET LOSS	$ (1,009,439)	$ (1,062,326)
Basic and diluted loss per share	$ (0.06)	$ (0.07)
Basic and diluted weighted average shares outstanding	16,272,873	14,230,201

The accompanying footnotes are an integral part of these financial statements.

EPILOG IMAGING, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the years ended December 31, 2022 and 2021

| | Common stock | | | | | | |
	Shares issued	Par value $0.0001 per share	Additional paid in capital	Subscriptions receivable	Shares to be issued	Accumulated deficit	Total shareholders' equity
BALANCE, December 31, 2020	13,684,927	$ 1,365	$ 1,428,412	$ (90,534)	$ 31,255	$ (1,069,789)	$ 300,709
Common shares issued-Reg CF	42,962	4	31,251	-	(31,255)	-	-
Common shares issued for cash	1,998,091	203	2,610,374	(9,466)	-	-	2,601,111
Issuance costs	-	-	(702,508)	-	-	-	(702,508)
Shares issued for services	17,667	2	13,323	-	-	-	13,325
Net loss	-	-	-	-	-	(1,062,326)	(1,062,326)
BALANCE, December 31, 2021	15,743,647	$ 1,574	$ 3,380,852	$ (100,000)	$ -	$ (2,132,115)	$ 1,150,311
Common shares issued for cash-Reg A	545,286	72	798,361	99,589	-	-	898,022
Issuance costs	28,716	3	(132,303)	-	-	-	(132,300)
Net loss	-	-	-	-	-	(1,009,439)	(1,009,439)
BALANCE, December 31, 2022	16,317,649	$ 1,649	$ 4,046,910	$ (411)	$ -	$ (3,141,554)	$ 906,594

The accompanying footnotes are an integral part of these financial statements.

EPILOG IMAGING SYSTMS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2022 and 2021

	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$ (1,009,439)	$ (1,062,326)
Adjustments to reconcile net loss to net cash used by operating activities		
Depreciation and amortization	53,705	62,463
Shares issued for services	-	13,325
Changes in operating assets and liabilities:		
Prepaid expenses	(128,697)	-
Other receivable	(20,000)	-
Accounts payable	12,213	-
Accrued liabilities and lease obligation liability	7,461	44,745
Accrued liabilities, related party	2,275	4,182
Net cash used by operating activities	(1,082,482)	(937,611)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of equipment	(76,675)	(50,277)
Patent and trademark filings	(42,537)	(30,913)
Net cash used by investing activities	(119,212)	(81,190)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from issuance of common stock, net of issuance costs	765,722	1,898,603
Net cash provided by financing activities	765,722	1,898,603
Net increase (decrease) in cash and cash equivalents	(435,973)	879,802
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	1,256,284	376,482
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 820,311	$ 1,256,284
SUPPLEMENTAL CASH FLOW INFORMATION:		
Interest paid in cash	$ 38	$ 589
Taxes paid	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

EPILOG IMAGING SYSTEMS, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
For the years ended December 31, 2022 and 2021

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Epilog Imaging Systems, Inc. ("the Company") was incorporated on June 28, 2010 under the laws of the State of Delaware, and is headquartered in San Jose, CA. The Company is creating imaging technologies that meet and exceed the capabilities of human vision.

On July 12, 2021 Epilog formed a new wholly-owned subsidiary, Aperis, LLC ("Aperis"), a California limited liability company. Aperis was established to differentiate the branding for the Company's queue management products, distinguishing it from the self-driving technology of Epilog Imaging Systems, Inc.

Basis of Presentation
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Aperis, LLC. All intercompany balances and transactions are eliminated in consolidation.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates may be materially different from actual financial results. Significant estimates include the recoverability of long-lived assets, the collection of accounts receivable, valuation of inventory and intangible assets.

Reclassifications

Certain reclassifications have been made to the 2021 financial statements to conform to the 2022 presentation. These reclassifications have no effect on the results of operations, shareholders' equity and cash flows as previously reported.

Risks and Uncertainties

As of December 31, 2022, the Company has not commenced full scale operations. The Company's activities since inception have consisted of service and business development. Once the Company commences its planned full-scale operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's plans or failing to profitably operate the business; recessions, downturns, changes in local competition or market conditions; governmental policy changes; or a host of other factors beyond the Company's control. Any of these adverse conditions could negatively impact the Company's financial position.

Cash and Cash Equivalents

The Company maintain the majority of its cash accounts at a commercial bank. The total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per commercial bank, at times the Company may exceed the FDIC limits. For purposes of the statement of cash flows the Company considers all cash and highly liquid investments with initial maturities of one year or less to be cash equivalents. No losses have been recognized related to the amount in excess of FDIC limit.

Accounts Receivable

The Company may grant credit to our customers and does not require collateral. The Company's ability to collect receivables is affected by economic fluctuations in the geographic areas and industries served by us. Reserves for un-collectable amounts are provided, based on past experience and a specific analysis of the accounts. Although the Company expects to collect amounts due, actual collections may differ from the estimated amounts.

Equipment

Equipment is stated at cost. Significant improvements are capitalized and depreciated. Depreciation of equipment is calculated using the straight-line method over the estimated useful lives of the assets, which range from three to seven years. Maintenance and repairs are charged to operations as incurred. Gains or losses on disposition or retirement of property and equipment are recognized in operating expenses.

Long –Lived Assets

Management assesses the recoverability of its long-lived assets by determining whether the depreciation and amortization of long-lived assets over their remaining lives can be recovered through projected undiscounted future cash flows. The amount of long-lived asset impairment if any, is measured based on fair value and is charged to operations in the period in which long-lived assets impairment is determined by management. There can be no assurance however, that market conditions will not change or demand for the Company's services will continue, which could result in impairment of long-lived assets in the future.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2022 and December 31, 2021, the Company recognized $47,467 and $344,234, respectively in advertising costs recorded under the heading 'Advertising and promotion' in the statement of operations.

Intangibles

Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary on December 31, 2022 or December 31, 2021.

Revenue Recognition

The Company recognizes revenue under ASU No. 2014-09, *"Revenue from Contracts with Customers (Topic 606),"* ("ASC 606").

Performance Obligations Satisfied Over Time

FASB ASC 606-10-25-27 through 25-29, 25-36 through 25-37, 55-5 through 55-10

An entity transfers control of a good or service over time and satisfies a performance obligation and recognizes revenue over time if one of the following criteria is met:

a. The customer receives and consumes the benefits provided by the entity's performance as the entity performs (as described in FASB ASC 606-10-55-5 through 55-6).

b. The entity's performance creates or enhances an asset (for example, work in process) that the customer controls as the asset is created or enhanced (as described in FASB ASC 606-10-55-7).

c. The entity's performance does not create an asset with an alternative use to the entity (see FASB ASC 606-10-25-28), and the entity has an enforceable right to payment for performance completed to date (as described in FASB ASC 606-10-25-29).

Performance Obligations Satisfied at a Point in Time
FASB ASC 606-10-25-30

If a performance obligation is not satisfied over time, the performance obligation is satisfied at a point in time. To determine the point in time at which a customer obtains control of a promised asset and the entity satisfies a performance obligation, the entity should consider the guidance on control in FASB ASC 606-10-25-23 through 25-26. In addition, it should consider indicators of the transfer of control, which include, but are not limited to, the following:

    a. The entity has a present right to payment for the asset

    b. The customer has legal title to the asset

    c. The entity has transferred physical possession of the asset

    d. The customer has the significant risks and rewards of ownership of the asset

    e. The customer has accepted the asset

The core principle of the revenue standard is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The Company only applies the five-step model to contracts when it is probable that the Company will collect the consideration it is entitled to in exchange for the goods and services transferred to the customer. In addition, a) the company also does not have an alternative use for the asset if the customer were to cancel the contract, and b.) has a fully enforceable right to receive payment for work performed (i.e., customers are required to pay as various milestones and/or timeframes are met)

There was no revenue recognized during the years ended December 31, 2022 and 2021, respectively.

Epilog was founded with the goal of using robotics and computer vision to help humans with repetitive/robotic tasks. Specifically, the company develops artificial intelligence ("AI") vision products related to automobiles, self-driving, and the transportation industry. The company is seeking to bring human quality, AI based vision driver assistance technology to millions of cars already on the road today (mobile solution) as well as queue management system for monitoring the flow of people and vehicles (stationary solution). The company's products offer exceptionally high image quality AI in compact and cost-efficient devices, best suited to monitoring large spaces, for example, highways, transportation hubs, parking lots and arenas.

The Company is unable to reasonably estimate future costs that will be incurred under its warranty program on revenue recognized as of December 31, 2022, and the Company anticipates the amounts associated with revenues recognized as of December 31, 2022 to be immaterial to the financial statements.

Fair Value of Financial Instruments

The Financial Accounting Standards Board issued ASC (Accounting Standards Codification) 820-10 (SFAS No. 157), "Fair Value Measurements and Disclosures" for financial assets and liabilities. ASC 820-10 provides a framework for measuring fair value and requires expanded disclosures regarding fair value measurements. FASB ASC 820-10 defines fair value as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. FASB ASC 820-10 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs, where available. The following summarizes the three levels of inputs required by the standard that the Company uses to measure fair value:

    • Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

    • Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

- Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The Company's financial instruments consist of cash, prepaid expenses, inventory, accounts payable, convertible notes payable, advances from related parties. The estimated fair value of cash, prepaid expenses, investments, accounts payable, convertible notes payable and advances from related parties approximate their carrying amounts due to the short-term nature of these instruments.

The carrying amount of accounts payable and accrued expenses are considered to be representative of their respective fair values because of the short-term nature of these financial instruments.

Contingencies

In determining accruals and disclosures with respect to loss contingencies, the Company evaluates such accruals and contingencies for each reporting period. Estimated losses from loss contingencies are accrued by a charge to income when information available prior to issuance of the financial statements indicates that it is probable that a liability could be incurred and the amount of the loss can be reasonably estimated. Legal expenses associated with the contingency are expensed as incurred. If a loss contingency is not probable or reasonably estimable, disclosure of the loss contingency is made in the financial statements when it is at least reasonably possible that a material loss could be incurred.

Other Comprehensive Income

There are no material components of other comprehensive income (loss) and accordingly, net loss is equal to comprehensive loss in all periods.

Earnings per share

Basic Earnings Per Share ("EPS") is computed as net income (loss) available to common stockholders divided by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur from common shares issuable through stock options and warrants and other convertible instruments.

At December 31, 2022, the Company had outstanding common shares of 16,317,649 used in the calculation of basic earnings per share. Basic weighted average common shares and equivalents for the year ended December 31, 2022 were 16,272,873. As of December 31, 2022, there was no outstanding instruments that could be dilutive and diluted weighted average common shares and equivalents were withheld from the calculation as they were considered anti-dilutive.

Research and Development

Research and development costs, including salaries, research material, and administrative costs are expensed as incurred.. During the year ended December 31, 2021, the Company recognized $102,470 in research and development costs. During the year ended December 31, 2022, the Company recognized $97,544 in research and development costs.

Share-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC Section 718 Compensation – Stock Compensation. Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award.

On September 14, 2020, the board of directors approved to allocate 670,000 shares for services rendered in 2019 and 670,000 shares for services rendered in 2020 to key individuals to be granted once the company stock option plan is in place.

Income Taxes

The Company accounts for income taxes using the liability method. The liability method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of (i) temporary differences between financial statement carrying amounts of assets and liabilities and their basis for tax purposes and (ii) operating loss and tax credit carryforwards for tax purposes. Deferred tax assets are reduced by a valuation allowance when management concludes that it is more likely than not that a portion of the deferred tax assets will not be realized in a future period.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. For those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Federal Income taxes are not currently due since we have had losses since inception.

On December 22, 2018, H.R. 1, originally known as the Tax Cuts and Jobs Act, (the "Tax Act") was enacted. Among the significant changes to the U.S. Internal Revenue Code, the Tax Act lowers the U.S. federal corporate income tax rate ("Federal Tax Rate") from 35% to 21% effective January 1, 2018. The Company will compute its income tax expense for the year ended December 31, 2020 using a U.S. Federal Tax Rate of 21% and an estimated state of California rate of 9%.

The Company files income tax returns in the U.S. federal jurisdiction and the state of California. The Company is no longer subject to U.S. federal tax examinations for years prior to fiscal 2018. Income taxes are provided based upon the liability method of accounting pursuant to ASC 740-10-25 *Income Taxes – Recognition.* Under this approach, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end. A valuation allowance is recorded against deferred tax assets if management does not believe the Company has met the "more likely than not" standard required by ASC 740-10-25-5.

Deferred income tax amounts reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes.

As of December 31, 2022, we had a net operating loss carry-forward of approximately $3,141,554 and a deferred tax asset of $942,466 using the statutory rate of 30% (US. Federal rate of 21% and the state of California rate of 9%. For tax years prior to January 2018, the deferred tax asset may be recognized in future periods, not to exceed 20 years. Under the CARES Act, NOLs arising in tax years beginning after December 31, 2017, and before January 1, 2021 (e.g., NOLs incurred in 2018, 2019, or 2020 by a calendar-year taxpayer) may be carried back to each of the five tax years preceding the tax year of such loss. Since the enactment of the Tax Cuts and Jobs Act of 2017 (TCJA), NOLs generally could not be carried back but could be carried forward indefinitely. Further, the TCJA limited NOL absorption to 80% of taxable income. The Cares act temporarily removes the 80% limitation, reinstating it for tax years beginning after 2020. However, due to the uncertainty of future events we have booked valuation allowance of $639,635. FASB ASC 740 prescribes recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. At December 31, 2022 the Company had not taken any tax positions that would require disclosure under FASB ASC 740.

	December 31, 2022	December 31, 2021
Deferred tax asset	$ 942,466	$ 639,635
Valuation allowance	(942,466)	(639,635)
DEFERRED TAX ASSET (NET)	$ -	$ -

Leases:

The Company determines if an arrangement is a lease, or contains a lease, at the inception of an arrangement. If the Company determines that the arrangement is a lease, or contains a lease, at lease inception, it then determines whether the lease is an operating lease or finance lease. Operating and finance leases result in recording a right-to-use ("RTU") asset and lease liability on the consolidated balance sheets. RTU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Operating lease RTU assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. For purposes of calculating operating lease RTU assets and operating lease liabilities, the Company uses the non-cancellable lease term plus options to extend that it is reasonably certain to exercise. Lease expense for operating lease payments is recognized on a straight-line basis over the lease term. The Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company has elected not to recognize RTU assets and lease liabilities that arise from short-term (12 months or less) leases for any class of underlying asset. The Company has elected not to separate lease and non-lease components for any class of underlying asset.

Going Concern

The financial statements have been prepared on a going concern basis, which contemplates continuity of operations, realization of assets and liquidation of liabilities in the normal course of business. The Company had a total accumulated deficit of $3,141,554 through December 31, 2022 and net loss of $1,009,439 for the year ended December 31, 2022. Therefore, there is substantial doubt about the ability of the Company to continue as a going concern. There can be no assurance that the Company will achieve its goals and reach profitable operations and is still dependent upon its ability (1) to obtain sufficient debt and/or equity capital and/or (2) to generate positive cash flow from operations.

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies and financial markets, leading to a global economic downturn. Therefore, the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

Recent Accounting Pronouncements:

Accounting Standards Updates Adopted

In December 2019, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The update contains a number of provisions intended to simplify the accounting for income taxes. Adoption of this update on January 1, 2021 had no impact on the Company's consolidated financial statements.

Recently Issued Accounting Standards

Leases: In February 2016, FASB issued ASU. 2016-02: *Leases (Topic 842)* which requires a lessee to recognize a right-of-use (ROU) asset and lease liability on the balance sheet for all leases with a term longer than 12 months and provide enhanced disclosures. The Company adopted the new standard effective January 1, 2022 using a modified retrospective method and will not restate comparative periods. The Company expects to elect the 'package of practical expedients,' which permits the Company not to reassess under the new standard the Company's prior conclusions about lease identification, lease classification and initial direct costs.

The Company is reviewing the effects of following recent updates. The Company has no expectation that any of these items will have a material effect upon the financial statements.

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its financial condition, results of operations, cash flows or disclosures.

NOTE 2 – PLANT AND EQUIPMENT

For the years ended December 31, 2022 and 2021, the company acquired additional equipment at a cost of $76,675 and $50,277, respectively. Depreciation expense for the years ended December 31, 2022 and 2021, respectively, was $18,223 and $10,119, respectively.

	December 31, 2022	December 31, 2021
Furniture and equipment	$ 89,553	$ 89,553
Vehicle	34,434	34,434
Warehouse equipment	9,902	9,902
Leasehold improvements	5,000	-
Total property and equipment	210,564	133,889
Less accumulated depreciation	(88,564)	(70,341)
PROPERTY AND EQUIPMENT, NET	$ 122,000	$ 63,548

NOTE 3 – INTANGIBLE ASSETS

Description	Number	Grant date	December 31, 2022	December 31, 2021
Patents granted				
Compound dome camera assembly	7-274-381	9/25/2007	$ 137,707	$ 137,707
Super resolution imaging and tracking system	6-833-843	12/21/2004	140,842	140,842
High density storage system	7-573-715	8/11/2009	134,027	134,027
Super resolution binary imaging and tracking system	9-137-433	9/15/2015	10,811	10,811
Compound dome camera assembly	9-485-395	9/1/2016	37,556	37,556
Compound dome camera assembly	10-148-916	12/4/2018	15,959	15,959
Super resolution binary imaging and tracking system	10-348-963	7/9/2019	33,633	32,367
Super resolution imaging and tracking system	10-404-910	9/3/2019	24,855	24,855
Automated digital magnifier system with hand gesture controls	10-599-920	3/24/2020	7,888	7,888
Method and apparatus for obtaining enhanced resolution images	10-924-668	2/16/2021	32,755	32,755
Total - Patents granted			576,033	574,767
Trademark - Epilog		7/25/2022	1,154	-
Trademark - Quantum Definition		2/2/2017	3,306	3,306
Total - Patents and trademarks granted			580,493	578,073
Patents and trademarks pending			103,832	63,715
Other intangible assets			22,000	22,000
Less accumulated amortization			(409,152)	(373,670)
INTANGIBLE ASSETS, NET			$ 297,173	$ 290,118

Amortization expense for the year ended December 31, 2022 and 2021, was $35,482 and $52,344, respectively. Other intangible assets in the table above consist of the purchase of the website and the company name. Patent filings are for patents that have not yet been issued and therefore have not yet begun being amortized.

The patents that are being amortized were purchased and recorded at cost over useful lives of 17 years. Trademarks are amortized over useful lives of 10 years.

On August 3, 2021, the trademark SIDECAR has been allowed by the United States Patent and Trademark Office (USPTO.) The allowance is an International Class 9 authorization for a "Day and night vision system primarily comprising motion sensors and a camera for assisting drivers of vehicles." Epilog's self-driving product was previously called "Sherpa" and the name change to Sidecar was motivated because of potential trademark conflicts.

On September 14, 2021 a new patent application was filed with the USPTO. On September 24, 2021, three Epilog patents and patent applications were extended to international filings.

Management periodically considers the need for impairment of the intangible assets and currently has no need for impairment. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2022.

NOTE 4 – RIGHT OF USE ASSET AND LEASE LIABILITY

On January 1, 2022, the Company signed a lease for its office and facilities located in Santa Cruz, California for a two year term. Monthly lease payments start at $2,697 and escalate to $2,777 in year two. Upon signing the lease, the Company recognized a lease liability and a right of use asset of $60,907 based on the two year payment stream discounted using an incremental borrowing rate of 7.96%.

The right of use asset consists of the following:

Balance as of December 31, 2021	$	-
Contracts identified as leases upon adoption of ASC 842		60,907
Amortization		(29,245)
Balance as of December 31, 2022	$	31,662

At December 31, 2022, the remaining lease term is 1.0 years. As of December 31, 2022 total future lease payments is as follows:

Schedule of lease obligations:		
Year ending December 31, 2022	$	33,324
Less imputed interest		(1,182)
Net lease liability		32,142
Current portion		(32,142)
Long-term liability	$	-

For the year ended December 31, 2022, rent expense of $32,844 was recognized for this lease.

The Company also leased space in San Francisco, California from a related party officer of the Company on a month to month basis at a rate of $4,500 per month. The leased space is primarily used for office space (Note 4 and 5). Due to the short term nature of the lease, the Company has elected to expense the monthly payments as incurred.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

During 2018, the Company entered into an agreement with a manufacturing company to build and test the prototypes. The statement of work estimates the total cost to be $541,000. Payment is through the amortization of the total cost per unit price of the product based on the forecasted volume of product to be purchased by the Company during the first 24 months of full commercial production of the products. To date, no such production has occurred, and no work related to the agreement has been performed.

On September 14, 2020 the board of directors approved to allocate 670,000 shares for services rendered in 2019 and 670,000 shares for services rendered in 2020 to key individuals to be granted once the company stock option plan is in place. For the year ended December 31, 2021, the board of directors approved to allocate an additional 332,500 shares for services rendered to key individuals to be granted once the company stock option plan is in place. At such time as a company stock option plan is adopted and specific terms have been communicated to recipients, the fair value of the options granted shall be calculated using the Black-Scholes model with inputs including term of stock options (in years), exercise price, vesting conditions and risk-free rate.

On April 1, 2020 Epilog entered a lease agreement for research and development space located at 155 Dubois Street, Suite D, Santa Cruz, CA 95060. The original term of the lease was April 1, 2020 through April 31, 2021 at the rate of $2,170 per month. On August 1, 2020 the lease was revised to include some additional space and extended through Dec 31, 2021. The new monthly rate effective August 1, 2020 is $2,470 per month and will increase to $2,544 per month on May 1, 2021. For the years ended December 31, 2022 and December 31, 2021, the Company recognized rent expense of $20,272, respectively

On January 1, 2022, the Company entered a lease agreement for research and development space located at 155 Dubois Street, Suite D, Santa Cruz, CA 95060. The term of the lease is January 1, 2022 to December 31, 2023 at the rate of $2,697 per month for the period commencing January 1, 2022 and ending December 31, 2022, and at a rate of $2,777 per month for the period commencing January 1, 2023 and ending December 31, 2023 (Note 4).

The schedule of future obligations under the lease is as follows:

Schedule of lease obligations:

Year ending December 31, 2023	$	65,364
TOTAL	$	131,688

For the year ended December 31, 2021, the Company reimbursed an officer of the Company for leased space in San Francisco, California utilized primarily for office space at a rate of $4,500 per month for the period commencing May 15, 2021 and continuing on a month to month basis.   For the year ended December 31, 2022 and 2021, the company expensed $54,000 and $33,000, respectively, related to the lease.

NOTE 6 – RELATED PARTY TRANSACTIONS

During the year ended December 31, 2020, a shareholder of the Company advanced funds for operations. At December 31, 2022 and December 31, 2021, the amount of advances outstanding is $227,525 and is recorded under 'notes payable related party' on the balance sheet. These advances accrue interest at the minimum federal statutory rate to comply with related party rules and Section 7872. The accrued interest balance at December 31, 2022 and December 31, 2021 was $101,196 and $98,921, respectively.

For the year ended December 31, 2022, the Company reimbursed an officer of the Company for leased space in San Francisco, California utilized primarily for office space at a rate of $4,500 per month. The officer utilizes a room in the premises for his personal use. The remainder of the premises and garage area are utilized for Company business.   For the year ended December 31, 2022 and 2021, the Company paid $54,000 and $33,000, respectively, related to the lease which is included in "Occupancy and facility" on the Statement of Operations (Note 5).

NOTE 6 – STOCKHOLDERS' EQUITY

Common stock

The Company is authorized to issue 25,000,000 shares of common stock at $0.0001 par value.

Preferred stock

The Company's Articles of Incorporation authorize 5,000,000 shares of $0.0001 par value Preferred Stock available for issuance with such rights and preferences, including liquidation dividend, conversion and voting rights, as the Board of Directors may determine.

On January 22, 2021 the company issued a total of 17,667 shares of common stock priced at 75 cents a share to two individuals in lieu of services for production of Epilog Reg A+ campaign video.

On February 1, 2021 we issued 42,962 shares from our Reg CF offering valued at $.75 per share for a total of $31,255 associated with shares to be issued as of December 31, 2020.

Between March 1, 2021 and March 14, 2021, the company conducted it's Reg A+ TTW campaign, on CNN, NFL NET, BLOOMBERG networks.

On March 11, 2021, the company entered an escrow services agreement with Prime Trust, LLC. Prime Trust serves as a third-party escrow agent for subscribers to the Epilog Regulation A+ offering, up to a maximum of 5,000,000.

On March 16, 2021, the company completed filing of registration to sell shares in Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri. Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming, U.S. Virgin Islands and Puerto Rico.

On March 28, 2021, the company launched its Reg A+ campaign on Start Engine.

For the year ended December 31, 2021, the company entered a series of zero-interest loan agreements with StartEngine Primary, LLC totaling $299,593 to cover the costs of advertising and promotion services. All marketing loans were repaid as of December 31, 2021.

For the year ended December 31, 2021, the Company issued 1,998,091 shares of its Common Stock in conjunction with its Reg A+ securities offering for $2,67/201,111 for cash proceeds of $1,898,603 net of issuance costs of $702,508.

On January 25, 2022, the Company issued 27,591 of its Common Stock to StartEngine with a fair value of $20,693 in conjunction with its Reg CF securities offering.

On July 5, 2022, the Company issued an additional 1,125 of it Common Stock to StartEngine with a fair value of $844 in conjunction with its Reg CF securities offering

For the year ended December 31, 2022, the Company issued an additional 545,286 shares of its Common Stock in conjunction with its Reg A+ securities offering for $898,022 including cash proceeds of $765,722 net of issuance costs of $133,146.

As of December 31, 2022 and 2021, the Company had outstanding stock subscriptions receivable of $411 and $100,000, respectively.

NOTE 7 – SUBSEQUENT EVENTS

In accordance with ASC 855, the Company has analyzed its operations subsequent to December 31, 2021 through April 28, 2023, and has determined that it does not have any other material subsequent events to disclose in these financial

EXHIBIT B

Form of Security

Epilog Imaging Systems Inc.
SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of

Epilog Imaging Systems Inc.
75 E. Santa Clara Street, Suite 600
San Jose, CA 95113

Ladies and Gentlemen:

The undersigned understands that Epilog Imaging Systems Inc., a Delaware corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors shares of its Common Stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**") at a purchase price of (i) $2.12 per share to investors who invest in the Offering from the filing date up to February 9, 2024 at 2:59A.M. Eastern Time and (ii) $2.83 per share to investors who invest from February 9, 2024 3:00A.M. Eastern Time through the end of the Offering. The minimum amount or target amount to be raised in the Offering is $49,997.61 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $4,527,516.07 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a first-come, first-serve basis. The Company is offering the Shares to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is

1

a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal the greater of (i) a fee of five percent (5.0%) of amounts raised in the Offering and (ii) a cash fee of twelve thousand dollars ($12,000). In addition, the Company will pay the Portal a securities commission equivalent to one percent (1.0%) of the total number of Shares sold in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/epilog (the "**Deal Page**").

1. Subscription. Subject to the terms of this Agreement and the Form C, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the price of $2.12 per share ("**Purchase Price**") and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and subject to Section 2. No person may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

2. Closing.

    (a) Closing. Subject to Section 2(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal on the date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") as defined under and in accordance with the Form C.

    (b) Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

    (i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

    (ii) at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

    (iii) the representations and warranties of the Company contained in Section 6 hereof and of the undersigned contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4. Investor Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

    (a) The undersigned understands and accepts that the purchase of the Shares involves

various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares or otherwise on account of the success of the Company.

(c)   The undersigned (i) either qualifies as an "accredited investor" as defined by Rule 501(a) of Regulation D under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The undersigned agrees and covenants that the undersigned will maintain accurate and up-to-date contact information (including email and mailing address) on the Portal and will promptly update such information in the event it changes or is no longer accurate.

(d)   The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Shares and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the undersigned's investment in the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and

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confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the Offering Deadline to cancel the undersigned's subscription and receive a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only

pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(q)   The undersigned has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the undersigned, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r)   The undersigned has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The undersigned understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(s)   The undersigned understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder.

(t)   The undersigned is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity

List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The undersigned hereby represents and agrees that if the undersigned's country of residence or other circumstances change such that the above representations are no longer accurate, the undersigned will immediately notify Company. The undersigned further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(u)   If the undersigned is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the undersigned of the Subscription Agreement is within the power of the undersigned and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the undersigned, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the undersigned; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the undersigned; result in the acceleration of any material indenture or contract to which the undersigned is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

5.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

6.   Company Representations. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally,

or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(f)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(g)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan, and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent applicable and as required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(h) Transfer Agent. The Company has engaged a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Subscription Agreement.

7. No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation, as amended, and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8. Indemnification. The undersigned acknowledges that the Company and its founders, officers, directors, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Shares for sale to the undersigned without having first registered the issuance of the Shares under the Securities Act or the securities laws of any state. The undersigned also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the undersigned agrees to indemnify and hold harmless the Company its founders, officers, directors, employees, agents (including legal counsel), and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

9. Market Stand-Off and Power of Attorney. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company's initial public offering, the undersigned shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Shares without the prior written consent of the Company or its managing underwriter. Such restriction (the "*Market Stand- Off*") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions. For consideration received and acknowledged, each undersigned, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this Section 9 and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

10. <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the undersigned shall be irrevocable. The Company and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Shares given by the undersigned in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the undersigned.

11. <u>Legend</u>. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding.

12. <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

13. <u>Governing Law</u>. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

14. <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

16. <u>Waiver, Amendment</u>. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

17. <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

18. <u>Invalidity of Specific Provisions</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

19. <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

20. <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21. <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format ("pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

22. <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

23. <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

24. <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect. The undersigned agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.

COMPANY: EPILOG IMAGING SYSTEMS INC.

By:_____
Name: Michael Mojaver
Title: Chief Executive Officer
Address: 75 E. Santa Clara Street, Suite 600
           San Jose, CA 95113

SUBSCRIBER:

By:_____
Name:_____
Title:_____

Epilog Imaging Systems Inc.
SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY SUBSCRIPTION OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE SUBSCRIPTION OF THE SECURITIES BY ANY FOREIGN SUBSCRIBER.

The Board of Directors of

Epilog Imaging Systems Inc.
75 E. Santa Clara Street, Suite 600
San Jose, CA 95113

Ladies and Gentlemen:

The undersigned understands that Epilog Imaging Systems Inc., a Delaware corporation, (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, as the same may be amended from time to time, filed by the Company with the SEC (the "**Form C**"). The Company is offering to both accredited and non-accredited investors shares of its Common Stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**") at a purchase price of (i) $2.12 per share to investors who invest in the Offering from the filing date up to February 9, 2024 at 2:59A.M. Eastern Time and (ii) $2.83 per share to investors who invest from February 9, 2024 3:00A.M. Eastern Time through the end of the Offering. The minimum amount or target amount to be raised in the Offering is $49,997.61 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $4,527,516.07 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Shares on a first-come, first-serve basis. The Company is offering the Shares to prospective investors through OpenDeal Portal LLC d/b/a Republic (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is

1

a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal the greater of (i) a fee of five percent (5.0%) of amounts raised in the Offering and (ii) a cash fee of twelve thousand dollars ($12,000). In addition, the Company will pay the Portal a securities commission equivalent to one percent (1.0%) of the total number of Shares sold in the Offering, as well as reimburse the Portal for certain expenses associated with the Offering. Investors should carefully review the Form C, which is available on the web-platform of the Portal at https://republic.com/epilog (the "**Deal Page**").

1. Subscription. Subject to the terms of this Agreement and the Form C, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the price of $2.83 per share ("**Purchase Price**") and shall pay the aggregate Purchase Price in the manner specified in the Form C and as per the directions of the Portal through the Deal Page. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf and subject to Section 2. No person may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Form C and on the Deal Page (the "**Offering Deadline**").

2. Closing.

    (a)   Closing. Subject to Section 2(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal on the date of any Initial Closing, Subsequent Closing or the Offering Deadline (each, a "**Closing Date**") as defined under and in accordance with the Form C.

    (b)   Closing Conditions. Closing is conditioned upon satisfaction of all the following conditions:

        (i)   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

        (ii)   at the time of the Closing, the Company shall have received into the escrow account established by the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount; and

        (iii)   the representations and warranties of the Company contained in Section 6 hereof and of the undersigned contained in Section 4 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

3. Termination of the Offering; Other Offerings. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

4. Investor Representations. The undersigned represents and warrants to the Company and the Company's agents as follows:

    (a)   The undersigned understands and accepts that the purchase of the Shares involves

various risks, including the risks outlined in the Form C and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b)   The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares or otherwise on account of the success of the Company.

(c)   The undersigned (i) either qualifies as an "accredited investor" as defined by Rule 501(a) of Regulation D under the Securities Act or has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding, (ii) has such knowledge and experience in financial and business matters that the undersigned is capable of evaluating the merits and risks of the prospective investment and (iii) has truthfully submitted the required information to the Portal to evidence these representations. The undersigned agrees and covenants that the undersigned will maintain accurate and up-to-date contact information (including email and mailing address) on the Portal and will promptly update such information in the event it changes or is no longer accurate.

(d)   The undersigned has received and reviewed a copy of the Form C. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C to make the decision to purchase the Shares and has had an opportunity to ask questions and receive answers about the Form C, the Offering and the undersigned's investment in the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, the escrow agent, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, including all as generally described in the Form C. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and

confirmed as of the Closing, taking into account all information received by the undersigned.

(h) The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i) The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j) The undersigned has up to 48 hours before the Offering Deadline to cancel the undersigned's subscription and receive a full refund.

(k) The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l) The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m) The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n) The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only

pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

(q)   The undersigned has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the undersigned, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(r)   The undersigned has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The undersigned understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation Crowdfunding, in which case certain state transfer restrictions may apply.

(s)   The undersigned understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the undersigned hereunder.

(t)   The undersigned is not (i) a citizen or resident of a geographic area in which the subscription of or holding of the Subscription Agreement and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity

List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. The undersigned hereby represents and agrees that if the undersigned's country of residence or other circumstances change such that the above representations are no longer accurate, the undersigned will immediately notify Company. The undersigned further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Subscription Agreement or the underlying securities to a party subject to U.S. or other applicable sanctions.

(u)   If the undersigned is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Subscription Agreement; (ii) the execution, delivery and performance by the undersigned of the Subscription Agreement is within the power of the undersigned and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the undersigned, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the undersigned; and (iv) the performance of this Subscription Agreement does not and will not violate any material judgment, statute, rule or regulation applicable to the undersigned; result in the acceleration of any material indenture or contract to which the undersigned is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Subscription Amount.

5.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

6.   Company Representations. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as corporation under the laws of the State of Delaware and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally,

or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation, as amended and/or restated from time to time, and Bylaws of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

(d)   Authorization. The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. The Company is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company or its operations.

(e)   Operation. The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(f)   Consents. No consents, waivers, registrations, qualifications or approvals are required in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereby, other than: (i) the Company's corporate, board and/or shareholder approvals which have been properly obtained, made or effected, as the case may be, and (ii) any qualifications or filings under applicable securities laws.

(g)   Securities Matters. The Company is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. The Company is not an investment company, as defined in Section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of that Act. The Company is not disqualified from offering or selling securities in reliance on Section 4(a)(6) of the Securities Act as a result of a disqualification as specified in Rule 503 of the Regulation Crowdfunding. The Company has a specific business plan, and has not indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies. To the extent applicable and as required, the Company has filed with the SEC and provide to its investors the ongoing annual reports required under Regulation Crowdfunding during the two years immediately preceding the filing of the Form C. The Company is organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(h)   <u>Transfer Agent</u>. The Company has engaged a transfer agent registered with the SEC to act as the sole registrar and transfer agent for the Company with respect to the Subscription Agreement.

7.   <u>No Conflict.</u> The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation, as amended, and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

8.   <u>Indemnification</u>. The undersigned acknowledges that the Company and its founders, officers, directors, employees, agents, and affiliates are relying on the truth and accuracy of the foregoing representations and warranties in offering Shares for sale to the undersigned without having first registered the issuance of the Shares under the Securities Act or the securities laws of any state. The undersigned also understands the meaning and legal consequences of the representations and warranties in this Subscription Agreement, and the undersigned agrees to indemnify and hold harmless the Company its founders, officers, directors, employees, agents (including legal counsel), and affiliates from and against any and all loss, damage or liability, including costs and expenses (including reasonable attorneys' fees), due to or arising out of a breach of any such representations or warranties or any failure, or alleged failure, to fulfill any covenants or agreements contained in this Subscription Agreement.

9.   <u>Market Stand-Off and Power of Attorney</u>. In connection with any underwritten public offering by the Company of its equity securities pursuant to an effective registration statement filed under the Securities Act, including the Company's initial public offering, the undersigned shall not directly or indirectly sell, make any short sale of, loan, hypothecate, pledge, offer, grant or sell any option or other contract for the purchase of, purchase any option or other contract for the sale of, or otherwise dispose of or transfer, or agree to engage in any of the foregoing transactions with respect to, any Shares without the prior written consent of the Company or its managing underwriter. Such restriction (the "*Market Stand- Off*") shall be in effect for such period of time following the date of the final prospectus for the offering as may be requested by the Company or such underwriter. In no event, however, shall such period exceed two hundred seventy (270) days plus such additional period as may reasonably be requested by the Company or such underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports or (ii) analyst recommendations and opinions. For consideration received and acknowledged, each undersigned, in its capacity as a securityholder of the Company, hereby appoints the Chief Executive Officer and/or Chief Financial Officer of the Company to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the matters covered by this Section 9 and any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of Company. Such appointment shall be for the limited purposes set forth above.

10. <u>Obligations Irrevocable</u>. Following the Closing, the obligations of the undersigned shall be irrevocable. The Company and the Portal, and each of their respective affiliates and agents, are each hereby authorized and instructed to accept and execute any instructions in respect of the Shares given by the undersigned in written or electronic form. The Portal may rely conclusively upon and shall incur no liability in respect of any action take upon any notice, consent, request, instructions or other instrument believed in good faith to be genuine or to be signed by properly authorized persons of the undersigned.

11. <u>Legend</u>. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation Crowdfunding.

12. <u>Notices</u>. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

13. <u>Governing Law</u>. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of Delaware without regard to the principles of conflicts of laws.

14. <u>Submission to Jurisdiction</u>. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

15. <u>Entire Agreement</u>. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

16. <u>Waiver, Amendment</u>. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

17. <u>Waiver of Jury Trial</u>. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

18. <u>Invalidity of Specific Provisions</u>. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

19. <u>Titles and Subtitles</u>. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

20. <u>Counterparts</u>. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

21. <u>Electronic Execution and Delivery</u>. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

22. <u>Binding Effect</u>. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

23. <u>Survival</u>. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

24. <u>Notification of Changes</u>. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect. The undersigned agrees that, upon demand, it will promptly furnish any information, and execute and deliver such documents, as reasonably required by the Company and/or the Portal.

[End of Page]

IN WITNESS WHEREOF, the parties have executed this Agreement as of _____.

COMPANY: EPILOG IMAGING SYSTEMS INC.

By:_____
Name: Michael Mojaver
Title: Chief Executive Officer
Address: 75 E. Santa Clara Street, Suite 600
         San Jose, CA 95113

SUBSCRIBER:

By:_____

Name:_____

Title:_____

EXHIBIT C

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